EXHIBIT 21
Subsidiaries of the Company:
Mountain National Bank, a national banking association
MNB Capital Trust I, a Delaware statutory trust
MNB Capital Trust II, a Delaware statutory trust
MNB Holdings, Inc., a Tennessee corporation
MNB Investments, Inc., a Nevada corporation
MNB Real Estate, Inc., a Maryland corporation